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                              September 19, 2023

       Lucas Lira
       Chief Financial and Investor Relations Officer
       Ambev S.A.
       Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
       04530-000 S  o Paulo, SP
       Federative Republic of Brazil

                                                        Re: Ambev S.A.
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            File No. 1-36165

       Dear Lucas Lira:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects
       A. Operating Results, page 63

   1. We note from your discussion of results of operations that general inflation was a cause of the increase in cost of
sales in most regions and you specifically disclose a highly inflationary
environment in Argentina. In future filings, please expand upon the principal factors contributing to
your inflationary pressures, the actions planned or taken, if any, to mitigate the
inflationary pressures, and quantify the resulting impact on your results of operations and
financial condition.
       Notes to the Financial Statements
       General, page 197

   2. We note from your earnings call transcripts that you discuss volume and performance of your products as
grouped by brand categories such as core, premium, beyond beer, energy
 Lucas Lira
Ambev S.A.
September 19, 2023
Page 2
         and health & wellness brands. Please tell us what consideration you gave to disclosing disaggregated revenue for these categories. See guidance in paragraphs B87-89 of IFRS 15 and paragraph 32 of IFRS 8.
Note 5. Segment Reporting, page 227

3. We note your disclosure in Note 5 includes several segment measures of profitability such as gross profit, income from operations, net income and EBITDA. Please tell us and revise to disclose the measure that is reported to the CODM for the purposes of making decisions about allocating resources to the segment and assessing its performance. Please note under paragraph 26 of IFRS 8, if the CODM uses more than one measure of an
         operating segment   s profit or loss, the reported measure shall be
that which management
         believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity
s financial
         statements.
4. We note that the reconciliation of segment assets and segment liabilities to consolidated assets and consolidated liabilities includes reconciling items title non-segmented assets
         and non-segmented liabilities.    Please revise future filings to
include disclosure of the
         nature of the assets and liabilities that are not allocated to the segments and therefore included in this reconciling line item. See guidance in paragraph 27 of IFRS 8.
5. If revenue from external customers attributable to individual foreign countries, not already identified as a segment, please revise future filings to separately disclose those amounts.
         Also, non-current assets should be disclosed for your country of domicile as well as each individual foreign country in which those non-current assets are material. See paragraph
         33 of IFRS 8.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman at (202) 551-3795 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameLucas Lira                                   Sincerely,
Comapany NameAmbev S.A.
                                                               Division of
Corporation Finance
September 19, 2023 Page 2                                      Office of
Manufacturing
FirstName LastName